UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.     )*

Pivotal Software, Inc.

(Name of Issuer)

Class A Common Stock, par value $0.01 per share

(Title of Class of Securities)

72582H107

(CUSIP Number)

Robert L. Potts

Senior Vice President – Corporate, Finance & Securities Counsel

Dell Technologies Inc.

One Dell Way

Round Rock, TX 78682

(512) 728-7800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

with copies to:

William R. Dougherty

Atif Azher

Naveed Anwar

Simpson Thacher & Bartlett LLP

2475 Hanover Street

Palo Alto, CA 94304

(650) 251-5000

August 22, 2019

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 72582H107	Page 2 of 19 Pages

1	Names of reporting persons Dell Technologies Inc.
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 175,514,272 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 175,514,272 shares of Class A Common Stock 1/

11	Aggregate amount beneficially owned by each reporting person 175,514,272 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.5% 2/
14	Type of reporting person (see instructions) CO

1/

Reflects (i) 131,306,110 shares of Class B common stock, par value $0.01 per share, of the Issuer (the “Class B Common Stock”) held directly by EMC Equity Assets LLC (“EMC Sub”), a wholly-owned subsidiary of EMC Corporation (“EMC”), which is an indirectly wholly-owned subsidiary of Dell Technologies Inc. (“Dell Technologies”), and (ii) 44,208,162 shares of Class B Common Stock held directly by VMware, Inc. (“VMware”). EMC, directly and indirectly, beneficially owns common stock of VMware representing a majority of the total voting power of all outstanding classes of common stock of VMware. Shares of Class B Common Stock are convertible into an equal number of shares of Class A common stock, par value $0.01 per share, of the Issuer (the “Class A Common Stock”) at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the Securities and Exchange Commission (the “SEC”). Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 72582H107	Page 3 of 19 Pages

1	Names of reporting persons EMC Corporation
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Massachusetts

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 175,514,272 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 175,514,272 shares of Class A Common Stock 1/

11	Aggregate amount beneficially owned by each reporting person 175,514,272 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.5% 2/
14	Type of reporting person (see instructions) CO

1/

Reflects (i) 131,306,110 shares of Class B Common stock held directly by EMC Sub, a wholly-owned subsidiary of EMC, which is an indirectly wholly-owned subsidiary of Dell Technologies and (ii) 44,208,162 shares of Class B Common Stock held directly by VMware. EMC, directly and indirectly, beneficially owns common stock of VMware representing a majority of the total voting power of all outstanding classes of common stock of VMware. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 72582H107	Page 4 of 19 Pages

1	Names of reporting persons EMC Equity Assets LLC
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization Delaware

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 175,514,272 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 175,514,272 shares of Class A Common Stock 1/

11	Aggregate amount beneficially owned by each reporting person 175,514,272 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.5% 2/
14	Type of reporting person (see instructions) OO

1/

Reflects (i) 131,306,110 shares of Class B Common Stock held directly by EMC Sub, a wholly-owned subsidiary of EMC, which is an indirectly wholly-owned subsidiary of Dell Technologies and (ii) 44,208,162 shares of Class B Common Stock held directly by VMware. EMC, directly and indirectly, beneficially owns common stock of VMware representing a majority of the total voting power of all outstanding classes of common stock of VMware. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

SCHEDULE 13D

CUSIP No. 72582H107	Page 5 of 19 Pages

1	Names of reporting persons Michael S. Dell
2	Check the appropriate box if a member of a group (see instructions) (a) ☐ (b) ☐
3	SEC use only
4	Source of funds (see instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or place of organization United States of America

Number of shares beneficially owned by each reporting person with:	7	Sole voting power -0-
	8	Shared voting power 175,514,272 shares of Class A Common Stock 1/
	9	Sole dispositive power -0-
	10	Shared dispositive power 175,514,272 shares of Class A Common Stock 1/

11	Aggregate amount beneficially owned by each reporting person 175,514,272 shares of Class A Common Stock 1/
12	Check if the aggregate amount in Row (11) excludes certain shares (see instructions) ☐
13	Percent of class represented by amount in Row (11) 64.5% 2/
14	Type of reporting person (see instructions) IN

1/

Reflects (i) 131,306,110 shares of Class B Common Stock held directly by EMC Sub, a wholly-owned subsidiary of EMC, which is an indirectly wholly-owned subsidiary of Dell Technologies and (ii) 44,208,162 shares of Class B Common Stock held directly by VMware. EMC, directly and indirectly, beneficially owns common stock of VMware representing a majority of the total voting power of all outstanding classes of common stock of VMware. Shares of Class B Common Stock are convertible into an equal number of shares of Class A Common Stock at any time. Assumes the conversion of the Class B Common Stock referred to above into shares of Class A Common Stock.

2/

Based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Quarterly Report on Form 10-Q for the quarterly period ended May 3, 2019 filed by the Issuer with the SEC. Assumes the conversion of the Class B Common Stock referred to in footnote 1 into shares of Class A Common Stock.

Page 6 of 19 Pages

EXPLANATORY NOTE

As disclosed in a Schedule 13G filed by Dell Technologies Inc., EMC Corporation and Michael S. Dell on February 14, 2019, each of Dell Technologies Inc., EMC Corporation and Michael S. Dell were the beneficial owners of an aggregate of 175,514,272 shares of Class A Common Stock (as defined below) of Pivotal Software, Inc. as of December 31, 2018. This Schedule 13D is being filed by the Reporting Persons (as defined below) in connection with the events described in Item 4 of this Schedule 13D. There have been no changes in the number of shares of the outstanding Class A Common Stock of Pivotal Software, Inc. that may be deemed to be beneficially owned by the Reporting Persons since the filing of the Schedule 13G. Beginning with the filing of this Schedule 13D, the Reporting Persons will report beneficial ownership of shares of Class A Common Stock of Pivotal Software, Inc. on a Schedule 13D rather than a Schedule 13G.

Item 1. Security and Issuer.

This statement on Schedule 13D relates to the shares of Class A Common Stock, par value $0.01 per share (the “Class A Common Stock”), of Pivotal Software, Inc., a Delaware corporation (the “Issuer” or “Pivotal”). The Issuer’s principal executive offices are located at 875 Howard Street, Fifth Floor, San Francisco, California 94103.

Item 2. Identity and Background.

This Schedule 13D is being filed by Dell Technologies Inc., a Delaware corporation (“Dell Technologies”), EMC Corporation, a Massachusetts corporation (“EMC”), EMC Equity Assets LLC, a Delaware limited liability company (“EMC Sub”), and Michael S. Dell (collectively, the “Reporting Persons”).

Dell Technologies is a global information technology company that delivers integrated information technology solutions across customer segments. Dell Technologies is a holding company that conducts its business operations through its direct and indirect subsidiaries. Dell Technologies’ principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

EMC is an indirect wholly-owned subsidiary of Dell Technologies that manages businesses which play a role in the transformation of information technology. EMC’s principal executive offices are located at 176 South Street, Hopkinton, Massachusetts 01748.

EMC Sub is an indirect wholly-owned subsidiary of Dell Technologies and a direct wholly-owned subsidiary of EMC. EMC Sub’s principal purpose is engaging in transactions and holding securities. EMC Sub’s principal executive offices are located at One Dell Way, Round Rock, Texas 78682.

Michael S. Dell is the Chairman and Chief Executive Officer of Dell Technologies. Mr. Dell beneficially owns common stock of Dell Technologies representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of Dell Technologies. Mr. Dell’s principal business address is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. Mr. Dell is a citizen of the United States.

The Reporting Persons have entered into a Joint Filing Agreement, a copy of which is filed with this Schedule 13D as Exhibit 1, pursuant to which the Reporting Persons have agreed to file this Schedule 13D jointly in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended (the “Act”).

Page 7 of 19 Pages

During the past five years, none of the Reporting Persons and, to their knowledge, none of the directors or executive officers listed on Annex A (i) has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

On September 7, 2016, Dell Technologies, formerly known as Denali Holding Inc., indirectly acquired EMC pursuant to an Agreement and Plan of Merger, dated as of October 12, 2015, as amended by the First Amendment to Agreement and Plan of Merger, dated as of May 16, 2016 (the “EMC Merger”). Among the EMC assets that were acquired in the EMC Merger were (i) shares of Class B common stock, par value $0.01 per share, of Pivotal (the “Class B Common Stock”) and convertible preferred stock of Pivotal, held of record and beneficially owned by EMC, which convertible preferred stock converted into additional shares of Class B Common Stock in connection with Pivotal’s initial public offering on April 20, 2018 (the “IPO”), and (ii) common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of VMware, Inc. (“VMware”). As a result of the closing of the EMC Merger and the IPO, Dell Technologies and Mr. Dell became the indirect beneficial owners of 131,306,110 shares of Class B Common Stock held of record and beneficially owned by EMC and 44,208,162 shares of Class B Common Stock held of record and beneficially owned by VMware. EMC has contributed the 131,306,110 shares of Class B Common Stock it previously directly held to its wholly-owned subsidiary, EMC Sub, which is the current record holder of such shares. Other than the consideration paid in the EMC Merger to the former stockholders of EMC, no additional consideration was paid by Dell Technologies for the Issuer’s shares of common stock.

Item 4. Purpose of Transaction.

As described in Item 3 above, Dell Technologies acquired EMC in the EMC Merger on September 7, 2016. Dell Technologies acquired EMC because of its belief that (i) the combined company would be a leader in numerous high-growth areas of the information technology market, (ii) the combination would enable the combined company to address more of its customers’ needs and (iii) the transaction would strengthen the position of both EMC and Dell Technologies.

In connection with the execution of the Merger Agreement (as defined and described below), on August 22, 2019, Dell Technologies reached an agreement with VMware to vote for and support the Merger Agreement and the transactions contemplated thereby pursuant to a Support Agreement (as defined and described below) that was approved by the Board of Directors of Dell Technologies.

Agreement and Plan of Merger

On August 22, 2019, Pivotal entered into an Agreement and Plan of Merger (the “Merger Agreement”) with VMware and Raven Transaction Sub, Inc., a Delaware corporation and wholly-owned subsidiary of VMware (“Merger Sub”).

Upon the terms and subject to the conditions set forth in the Merger Agreement, Merger Sub will merge with and into Pivotal, with Pivotal surviving as a wholly-owned subsidiary of VMware (the “Merger”).

Pursuant to the Merger Agreement, at the effective time of the Merger (the “Effective Time”), (i) each outstanding share of Class A Common Stock of Pivotal will be converted into the right to receive $15.00 in cash and (ii) each outstanding share of Class B Common Stock of Pivotal (other than shares of the Class B Common Stock of Pivotal held by VMware or its subsidiaries) will be converted into the right to receive 0.0550 shares of VMware Class B common stock in exchange for each share of Pivotal Class B Common Stock (the “Stock Consideration”).

Page 8 of 19 Pages

The Merger Agreement was approved by (i) a special committee of the Board of Directors of VMware (the “VMware Board” and such special committee, the “VMware Special Committee”) and the VMware Board (upon the recommendation of the VMware Special Committee) and (ii) a special committee of the Board of Directors of Pivotal (the “Pivotal Board” and such special committee, the “Pivotal Special Committee”) and the Pivotal Board (upon the recommendation of the Pivotal Special Committee).

In connection with the approval of the Merger Agreement, the Pivotal Board (at the direction of the Pivotal Special Committee) resolved to recommend that Pivotal’s stockholders adopt the Merger Agreement in accordance with the General Corporation Law of the State of Delaware and Pivotal’s amended and restated certificate of incorporation (the “Issuer’s Certificate of Incorporation”), and by the affirmative vote of the holders of a majority of the Pivotal Class A Common Stock not owned by VMware or any of its affiliates (the “Majority of the Minority Vote”).

The consummation of the Merger is subject to certain conditions, including, but not limited to, (i) receipt of the Majority of the Minority Vote, (ii) adoption of the Merger Agreement by the affirmative vote of the holders of at least a majority of the outstanding Class A Common Stock of Pivotal and a majority of the outstanding Class B Common Stock of Pivotal, (iii) the absence of a Pivotal material adverse effect and (iv) the absence of any order or law prohibiting or making illegal the consummation of the Merger.

If the transactions contemplated by the Merger Agreement are consummated, Pivotal will become a privately-held company owned by VMware, and Pivotal’s Class A Common Stock will no longer be listed on the New York Stock Exchange and will become eligible for termination from registration pursuant to Section 12(b) of the Act.

The foregoing description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed herewith as Exhibit 2 and is incorporated by reference herein.

Support Agreement

Concurrently with the execution of the Merger Agreement, on August 22, 2019, VMware entered into a Consent and Support Agreement (the “Support Agreement”) with Dell Technologies, EMC Sub (together with Dell Technologies, the “Dell Stockholders”), and, solely with respect to Sections 5 and 6 therein, EMC and VMW Holdco LLC, a wholly-owned subsidiary of EMC (“VMW Holdco”). Each of EMC Equity, EMC and VMW Holdco is a wholly-owned subsidiary of Dell Technologies.

Pursuant to the Support Agreement, the Dell Stockholders agreed, among other matters and subject to the terms and conditions therein, in their capacity as holders of shares of Pivotal, to vote (i) in favor of (a) adopting the Merger Agreement, the Merger and each of the actions contemplated by the Merger Agreement and (b) the approval of any proposal to adjourn or postpone a meeting of Pivotal’s stockholders if there are not sufficient votes to adopt the Merger Agreement and the Merger on the date on which the meeting of the stockholders of Pivotal is held, and (ii) against any proposal, transaction, agreement or action, without regard to the terms of such proposal, transaction, agreement or action made in opposition to, in competition with or inconsistent with, the Merger Agreement, the Merger or any other transactions contemplated thereby (the “Voting Obligations”).

The Dell Stockholders also agreed to certain restrictions on transfer of their shares of the Class B Common Stock of Pivotal as further set forth in the Support Agreement (the “Transfer Restrictions”).

Page 9 of 19 Pages

Pursuant to the Support Agreement, EMC and VMW Holdco, acting in their capacity as the holders of all of the outstanding shares of Class B common stock of VMware, irrevocably consented to VMware entering into the Merger Agreement and the consummation of the transactions contemplated thereby (the “VMware Consent”) pursuant to VMware’s amended and restated certificate of incorporation and the amended and restated Master Transaction Agreement between VMware, Dell Technologies and EMC dated January 9, 2018.

The Support Agreement will generally terminate upon the earliest to occur of (i) the Effective Time and (ii) the valid termination of the Merger Agreement in accordance with Article VII of the Merger Agreement, except that certain sections of the Support Agreement related to the Voting Obligations, the Transfer Restrictions, the VMware Consent and certain other sections, as further set forth in the Support Agreement, will terminate upon the earliest to occur of (a) the Effective Time, (b) the valid termination of the Merger Agreement in accordance with Article VII of the Merger Agreement, (c) certain adverse amendments to the Merger Agreement (as further described in the Support Agreement) and (d) either the Pivotal Board or the Pivotal Special Committee changing its recommendation to the Pivotal stockholders to vote in favor of adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement in accordance with Section 5.3 of the Merger Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Support Agreement, which is filed herewith as Exhibit 3 and is incorporated by reference herein.

VMware Stockholder Approval of the Issuance of the Stock Consideration to the Reporting Persons

Immediately following the execution of the Merger Agreement, on August 22, 2019, EMC and its wholly-owned subsidiary, VMW Holdco, as the direct holders of shares of Class B common stock of VMware, consented in writing to the issuance of the Stock Consideration by VMware, as required by Section 312.03 of the New York Stock Exchange Listed Company Manual.

From time to time, but subject to the restrictions referred to herein, the Reporting Persons may further acquire, purchase, hold, trade, dispose of or otherwise deal in the Issuer’s Class A Common Stock, Class B Common Stock or other securities of the Issuer or determine to dispose of all or a portion of the shares of common stock of the Issuer beneficially owned by them, as they deem advisable to benefit from, among other things, (i) changes in the market prices of the shares of Class A Common Stock; (ii) changes in Pivotal’s operations, business strategy or prospects; or (iii) the sale or merger of Pivotal. The Reporting Persons will closely monitor Pivotal’s operations, prospects, business development, management, competitive and strategic matters, capital structure and prevailing market conditions, as well as other economic, securities markets and investment considerations. The Reporting Persons may discuss such matters with the Pivotal Board or the management of Pivotal, other stockholders (including VMware), industry analysts, existing or potential strategic partners or competitors, investment and financing professionals, sources of credit, and other investors. Such evaluations and discussions may materially affect, and result in, among other things, the Reporting Persons (a) modifying their ownership of the Class A Common Stock or the Class B Common Stock; (b) exchanging information with Pivotal pursuant to appropriate confidentiality or similar agreements; (c) proposing changes in Pivotal’s operations, governance or capitalization; or (d) pursuing one or more of the other actions described in subsections (a) through (j) of Item 4 of Schedule 13D.

Except as noted above, the Reporting Persons have no other current plans or proposals which relate to, or would result in, any of the matters set forth in sub-items (a) through (j) of Item 4 of Schedule 13D.

Page 10 of 19 Pages

Item 5. Interest in Securities of the Issuer.

(a) The Reporting Persons, individually and collectively, beneficially own, in aggregate, 175,514,272 shares of Class B Common Stock, representing all outstanding shares of Class B Common Stock. The 175,514,272 shares of Class B Common Stock are held of record as follows:

•	EMC Sub is the record holder of 131,306,110 shares of Class B Common Stock.

•

VMware is the record holder of 44,208,162 shares of Class B Common Stock, which constitutes the balance of the Class B Common Stock beneficially owned by the Reporting Persons. EMC, through direct ownership and through the ownership of its direct wholly-owned subsidiary, VMW Holdco, is the beneficial owner of VMware common stock representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of VMware.

The shares of Class B Common Stock held of record by EMC Sub and VMware may be deemed to be beneficially owned by Dell Technologies and each other direct or indirect wholly-owned subsidiary of Dell Technologies that beneficially owns, directly or indirectly, an interest in EMC. Mr. Dell owns shares of common stock of Dell Technologies representing a majority of the total voting power of the outstanding shares of all outstanding classes of common stock of Dell Technologies and therefore also may be deemed to beneficially own the shares of Class B Common Stock held of record by EMC Sub and VMware.

Under the Issuer’s Certificate of Incorporation, each holder of Class B Common Stock may, at the option of the holder, convert its shares of Class B Common Stock into an equal number of shares of Class A Common Stock at any time, and from time to time, before the occurrence of a tax-free distribution under Section 355 of the Internal Revenue Code. Accordingly, each of the Reporting Persons may be deemed to beneficially own 175,514,272 shares of Class A Common Stock issuable, in aggregate, upon conversion of 131,306,110 shares of Class B Common Stock owned of record by EMC Sub and 44,208,162 shares of Class B Common Stock owned of record by VMware.

The 175,514,272 shares of Class A Common Stock represent approximately 64.5% of the shares of Class A Common Stock. 3/

3/

Based on 96,398,869 shares of Class A Common Stock issued and outstanding as of May 31, 2019, as reported in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended May 3, 2019, filed with the SEC on June 6, 2019. The percentage of Class A Common Stock reported assumes the conversion of the Class B Common Stock into shares of Class A Common Stock.

Page 11 of 19 Pages

As a result of the entry into the Support Agreement and the transactions contemplated by the Merger Agreement, the Reporting Persons and VMware may be deemed to have formed a “group” for purposes of Section 13(d) of the Act. This Schedule 13D shall not be deemed to be an admission that any such group has been formed or that any such Reporting Person is a member of such group. VMware has separately filed a Schedule 13D reporting its beneficial ownership of shares of Class A Common Stock. As described in this Schedule 13D, the Reporting Persons may have previously been deemed to beneficially own all shares of Class B Common Stock owned of record by VMware as a result of EMC’s direct and indirect existing ownership of securities of VMware.

(b)	Dell Technologies has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 175,514,272 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 175,514,272 shares.

EMC has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 175,514,272 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 175,514,272 shares.

EMC Sub has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 175,514,272 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 175,514,272 shares.

Michael S. Dell has:

(i)	sole power to vote or direct the vote of -0- shares;

(ii)	shared power to vote or direct the vote of 175,514,272 shares;

(iii)	sole power to dispose or direct the disposition of -0- shares; and

(iv)	shared power to dispose or direct the disposition of 175,514,272 shares.

Page 12 of 19 Pages

Under the terms of the Issuer’s Certificate of Incorporation, a holder of a share of Class A Common Stock is generally entitled to one vote per share and a holder of a share of Class B Common Stock is entitled to ten votes per share. As a result, the Reporting Persons control approximately 94.8% of the combined voting power of both classes of common stock of the Issuer. Holders of Class B Common Stock, voting as a separate class, are entitled to elect at least 80% of the total number of directors that the Issuer would have if there were no vacancies on its Board of Directors at such time. Subject to any rights of any series of preferred stock to elect directors, the holders of Class A Common Stock and the holders of Class B Common Stock, voting together as a single class, are entitled to elect the remaining directors with each share of Class A Common Stock and each share of Class B Common Stock entitled to one vote per share in any such election.

(c)	There have been no transactions in the shares of Class A Common Stock by the Reporting Persons during the past 60 days.

(d)

Except as set forth herein, to the knowledge of the Reporting Persons, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Class A Common Stock reported herein as beneficially owned.

(e)	Not applicable.

The information set forth in Annex A is incorporated by reference in this Item 5.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this
Item 6.

In addition to the Joint Filing Agreement, dated as of August 30, 2019, that has been entered into by the Reporting Persons, set forth below are the contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other persons with respect to any securities of the Issuer.

Sixth Amended and Restated Shareholders’ Agreement

In connection with the IPO, Dell Technologies and certain of its subsidiaries entered into the Sixth Amended and Restated Shareholders’ Agreement (the “Shareholders’ Agreement”), which provides the parties to that agreement with certain registration rights with respect to their shares of Class A Common Stock.

Demand Registration Rights. Parties to the Shareholders’ Agreement holding in the aggregate at least 25% of the registrable securities then outstanding may request that the Issuer file a registration statement to register the offer and sale of their registrable securities. If the request is to file a registration statement on Form S-3, such registration may be requested by parties to the Shareholders’ Agreement holding in the aggregate at least 10% of the registrable securities then outstanding, so long as the Issuer is eligible to file a registration statement on Form S-3. Such request for registration must cover at least 5% of the registrable securities then outstanding, and the Issuer is not required to support more than one demand registration in any rolling six-month period or more than two demand registrations in any calendar year. The Issuer has the right to defer a demand registration in certain circumstances not more than twice and for not more than 180 days in any 12-month period.

Page 13 of 19 Pages

Piggyback Registration Rights. If the Issuer proposes to register the offer and sale of shares of its Class A Common Stock or other equity securities under the Securities Act of 1933, as amended (the “Securities Act”), other than with respect to a demand registration, a registration statement on Form S-4, Form F-4, Form S-8 or similar forms, an offering of convertible debt and certain other exceptions, the holders of registrable securities may request that the Issuer include their registrable securities in such registration, subject to certain marketing and other limitations. As a result, when the Issuer proposes to file a registration statement under the Securities Act, subject to certain exceptions, these holders are entitled to notice of the registration and the right to include their registrable securities in the registration, subject to limitations that the underwriters may impose on the amount of securities included in the offering.

Issuer’s Certificate of Incorporation and Master Transaction Agreement

The Issuer’s Certificate of Incorporation and the Master Transaction Agreement that was entered into between the Issuer and Dell Technologies in connection with the Issuer’s IPO (the “Master Transaction Agreement”) contain provisions that require that, as long as Dell Technologies and certain of its affiliates beneficially own shares of the Issuer’s common stock representing at least 30% of the voting power of the outstanding common stock of the Issuer, voting together as a single class with each share of Class B Common Stock having ten votes and each share of Class A Common Stock having one vote, or no shares of Class B Common Stock remain outstanding, the prior affirmative vote of the holders of a majority of the outstanding shares of Class B Common Stock, voting as a separate class, is required prior to the Issuer taking certain actions, including, subject to certain exceptions:

•	adopting or implementing any stockholder rights plan or similar takeover defense measure;

•

entering into a merger, consolidation, business combination or sale of all or substantially all of the Issuer’s assets, or selling, transferring or licensing any of the Issuer’s business, operations or intellectual property for aggregate consideration in excess of $100 million in any calendar-year period;

•	acquiring the stock or assets of another entity in transactions involving in excess of $250 million;

•

issuing any capital stock or stock equivalent except to the Issuer’s subsidiaries, pursuant to the conversion, exercise or exchange of any outstanding stock equivalent or pursuant to the Issuer’s employee benefit or compensation plans;

•	authorizing the aggregate amount of the Issuer’s equity awards to be granted in any fiscal year;

•	taking any actions to dissolve, liquidate or wind up the Issuer;

•	declaring dividends on the Issuer’s capital stock;

•	entering into any exclusive or exclusionary arrangement with a third party involving, in whole or in part, products or services that are similar to those of Dell Technologies;

•	approving, amending or repealing the Issuer’s Certificate of Incorporation or bylaws, or the certificate of incorporation or bylaws of certain of the Issuer’s subsidiaries;

•	acquiring the business, operations, securities or indebtedness of another entity for consideration in excess of $250 million in any calendar-year period;

•	incurring indebtedness in excess of $200 million;

•	approving, modifying or terminating any employee equity or pension plan;

•

entering into any legal settlement resulting in payment by the Issuer in excess of $100 million or that would impose limitations on the Issuer’s operations that would reasonably be expected to have a material adverse effect on the Issuer; and

•	entering into any other types of transactions involving consideration in excess of $100 million.

Page 14 of 19 Pages

The foregoing summaries of the Shareholders’ Agreement, the Issuer’s Certificate of Incorporation and the Master Transaction Agreement are qualified in their entirety by reference to the complete text of such agreements or documents, copies of which are filed as Exhibit 4, Exhibit 5 and Exhibit 6, respectively, hereto and incorporated by reference herein.

Item 7. Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement, dated as of August 30, 2019, by and among Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and Michael S. Dell.

Exhibit 2 – Agreement and Plan of Merger, dated as of August 22, 2019, by and among Pivotal Software, Inc., VMware, Inc. and Raven Transaction Sub, Inc., incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on August 22, 2019 (Commission File No. 001-37867).

Exhibit 3 – Consent and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and VMW Holdco LLC, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on August 22, 2019 (Commission File No. 001-37867).

Exhibit 4 – Form of Amended and Restated Shareholders’ Agreement incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-1 of Pivotal Software, Inc., filed with the Securities and Exchange Commission on April 12, 2018 (Registration No. 333-223872).

Exhibit 5 – Amended and Restated Certificate of Incorporation of Pivotal Software, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of Pivotal Software, Inc., filed with the Securities and Exchange Commission on April 12, 2018 (Registration No. 333-223872).

Exhibit 6 – Form of Master Transaction Agreement between Dell Technologies Inc. and Pivotal Software, Inc., incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form S-1 of Pivotal Software, Inc., filed with the Securities and Exchange Commission on April 12, 2018 (Registration No. 333-223872).

Exhibit 7 – Power of Attorney, incorporated by reference to Exhibit 1 to Schedule 13G, filed by Michael S. Dell with respect to the Class A Common Stock of Pivotal Software, Inc., filed with the Securities and Exchange Commission on February 14, 2019.

Page 15 of 19 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 30, 2019

DELL TECHNOLOGIES INC.

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and
Assistant Secretary

EMC CORPORATION

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and
Assistant Secretary

EMC EQUITY ASSETS LLC

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Senior Vice President and
Assistant Secretary

MICHAEL S. DELL

By:	/s/ Robert L. Potts
Name:	Robert L. Potts
Title:	Attorney-in-Fact

Page 16 of 19 Pages

ANNEX A

DIRECTORS AND EXECUTIVE OFFICERS

DELL TECHNOLOGIES INC.

The following sets forth the name, position and principal occupation of each director and executive officer of Dell Technologies Inc. Each director and executive officer is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than (i) Mr. Dell, who is a Reporting Person in this Schedule 13D and (ii) William D. Green, who beneficially owns 74,234 shares of Class A Common Stock of the Issuer, none of its directors or executive officers beneficially owns any shares of Class A Common Stock of the Issuer and none of its directors or executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Directors	Principal Occupation
Michael S. Dell	Chief Executive Officer and Chairman Dell Technologies Inc.
David W. Dorman	Founding Partner Centerview Capital Technology
Egon Durban	Managing Partner and Managing Director Silver Lake Partners
William D. Green	Board member
Ellen J. Kullman	Board member
Simon Patterson	Managing Director Silver Lake Partners
Lynn Vojvodich	Board member and advisor to companies

Executive Officers	Title
Michael S. Dell	Chief Executive Officer
Jeffrey W. Clarke	Vice Chairman, Products and Operations
Allison Dew	Chief Marketing Officer
Howard D. Elias	President, Services and Digital
Marius Haas	President and Chief Commercial Officer
Steven H. Price	Chief Human Resources Officer
Karen H. Quintos	Chief Customer Officer
Rory Read	Chief Operating Executive, Dell and President, Virtustream
Richard J. Rothberg	General Counsel
William F. Scannell	President, Global Enterprise Sales and Customer Operations, Dell EMC
Thomas W. Sweet	Chief Financial Officer

Page 17 of 19 Pages

EMC CORPORATION

The following sets forth the name, position and principal occupation of each director and executive officer of EMC Corporation. Each such person is a citizen of the United States. The business address of each director and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the directors or executive officers of EMC Corporation beneficially owns any shares of Class A Common Stock of the Issuer and none of such directors and executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Directors	Principal Occupation
Robert L. Potts	Senior Vice President – Corporate, Finance & Securities Counsel Dell Technologies Inc.

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman
Tyler W. Johnson	Senior Vice President and Treasurer
Richard J. Rothberg	General Counsel and Secretary
Thomas W. Sweet	Chief Financial Officer
Robert L. Potts	Senior Vice President and Assistant Secretary
Tom Vallone	Senior Vice President, Tax
Maya G. McReynolds	Senior Vice President and Chief Accounting Officer

Page 18 of 19 Pages

EMC EQUITY ASSETS LLC

The following sets forth the name, position and principal occupation of each manager and executive officer of EMC Equity Assets LLC. Each such person is a citizen of the United States. The business address of each manager and executive officer is c/o Dell Technologies Inc., One Dell Way, Round Rock, Texas 78682. To the best of Dell Technologies Inc.’s knowledge, other than Mr. Dell, who is a Reporting Person in this Schedule 13D, none of the managers or executive officers of EMC Equity Assets LLC beneficially owns any shares of Class A Common Stock of the Issuer and none of such managers and executive officers has engaged in any transactions in the shares of such Class A Common Stock during the past 60 days.

Managers	Principal Occupation
Robert L. Potts	Senior Vice President and Assistant Secretary

Executive Officers	Title
Michael S. Dell	Chief Executive Officer and Chairman
Tyler W. Johnson	Senior Vice President and Treasurer
Richard J. Rothberg	General Counsel and Secretary
Thomas W. Sweet	Chief Financial Officer
Robert L. Potts	Senior Vice President and Assistant Secretary
Tom Vallone	Senior Vice President, Tax
Maya G. McReynolds	Senior Vice President and Chief Accounting Officer

Page 19 of 19 Pages

EXHIBIT INDEX

Exhibit 1 – Joint Filing Agreement, dated as of August 30, 2019, by and among Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and Michael S. Dell.

Exhibit 2 – Agreement and Plan of Merger, dated as of August 22, 2019, by and among Pivotal Software, Inc., VMware, Inc. and Raven Transaction Sub, Inc., incorporated by reference to Exhibit 99.3 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on August 22, 2019 (Commission File No. 001-37867).

Exhibit 3 – Consent and Support Agreement, dated as of August 22, 2019, by and among VMware, Inc., Dell Technologies Inc., EMC Corporation, EMC Equity Assets LLC and VMware Holdco LLC, incorporated by reference to Exhibit 99.2 to the Current Report on Form 8-K of Dell Technologies Inc. filed with the Securities and Exchange Commission on August 22, 2019 (Commission File No. 001-37867).

Exhibit 4 –Form of Amended and Restated Shareholders’ Agreement incorporated by reference to Exhibit 10.1 to Amendment No. 2 to the Registration Statement on Form S-1 of Pivotal Software, Inc., filed with the Securities and Exchange Commission on April 12, 2018 (Registration No. 333-223872).

Exhibit 5 – Amended and Restated Certificate of Incorporation of Pivotal Software, Inc., incorporated by reference to Exhibit 3.1 to Amendment No. 2 to the Registration Statement on Form S-1 of Pivotal Software, Inc., filed with the Securities and Exchange Commission on April 12, 2018 (Registration No. 333-223872).

Exhibit 6 – Form of Master Transaction Agreement between Dell Technologies Inc. and Pivotal Software, Inc., incorporated by reference to Exhibit 10.10 to Amendment No. 2 to the Registration Statement on Form S-1 of Pivotal Software, Inc., filed with the Securities and Exchange Commission on April 12, 2018 (Registration No. 333-223872).

Exhibit 7 –Power of Attorney, incorporated by reference to Exhibit 1 to Schedule 13G, filed by Michael S. Dell with respect to the Class A Common Stock of Pivotal Software, Inc., filed with the Securities and Exchange Commission on February 14, 2019.